UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

SUMMA INDUSTRIES

(Name of Subject Company)

SUMMA INDUSTRIES

(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

86562T105
(CUSIP Number of Class of Securities)

Trygve M. Thoresen
Vice President and General Counsel
Summa Industries
One Park Plaza, Suite 600
Irvine, California  92614
949-852-7315

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Jon W. Newby	C. Thomas Hopkins
Sheppard, Mullin, Richter & Hampton LLP	Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600	800 Anacapa Street
Los Angeles, CA 90067	Santa Barbara, CA 93101
(310) 228-3700	(805) 568-1151

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D—9 (“Schedule 14D—9”) originally filed by Summa Industries, a Delaware corporation (“Summa”), with the Securities and Exchange Commission on September 8, 2006.  The Schedule 14D-9 relates to an offer by Habasit Holding USA, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit”), to purchase all the outstanding shares of common stock, $.001 par value (the “Shares”), of Summa.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Habasit and Purchaser with the Securities and Exchange Commission on September 8, 2006.  The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule TO, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 14D-9.

This Amendment makes certain changes to Items 4 and 8 of the Schedule 14D-9 and should be read in conjunction with the Schedule 14D-9.

Item 4.   The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9, titled “The Solicitation or Recommendation,” is hereby amended or supplemented as follows:

Background

1.   In the first grammatical paragraph on page 9 of the Schedule 14D-9, beginning “On June 28, 2006,” the reference to “Mr. Giovanni” is hereby amended to read “Mr. Volpi.”

2.   The fourth grammatical paragraph on page 9 of the Schedule 14D-9, beginning “Also on July 6, 2006,” is hereby amended and supplemented by adding the following sentence:

“From July 10, 2006 to July 14, 2006, a representative of Habasit visited a number of Summa’s facilities and met with several of Summa’s suppliers.”

Opinion of Financial Advisor

3.   The penultimate grammatical paragraph on page 16 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“In preparing its opinion, Duff & Phelps performed certain financial and comparative analyses summarized in the following paragraphs. Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying its opinion.  While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.  The material subjective judgments made and used by Duff & Phelps in arriving at its opinion were as follows:

•             Selection of an appropriate discount rate for Summa.  Duff & Phelps analyzed market rates of return in the context of the Capital Asset Pricing Model to determine an appropriate range of discount rates to calculate the present value of Summa’s expected future cash flows.

•             Selection of a perpetuity growth rate for Summa’s cash flows.  Duff & Phelps analyzed Summa’s historical and future growth prospects to determine an appropriate perpetuity growth rate to apply to Summa’s expected future cash flows.

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•             Selection of comparable public companies.  A discussion of Duff & Phelps’ comparable public company selection criteria is presented on the following pages of this disclosure.

•             Selection of valuation multiples.  Duff & Phelps analyzed valuation metrics of comparable public companies and market transactions involving companies similar to Summa to determine an appropriate range of valuation multiples to apply to Summa’s earnings.”

Intent to Tender

4.   The paragraph under the caption “Intent to Tender,” which is found on page 23 of the Schedule 14D-9, is hereby amended and restated in its entirety as follows:

“To the best knowledge of Summa after making reasonable inquiry, each executive officer and director of Summa who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934.  Excluding Shares that directors or executive officers have the right to purchase by exercising stock options, on August 31, 2006, Summa’s directors and executive officers collectively owned of record or beneficially 181,491 Shares, or approximately 4.6% of the Shares outstanding on that date.  Mr. Swartwout owned 127,882 of those 181,491 Shares, or approximately 3.3% of the Shares outstanding on August 31, 2006, and he is obligated to tender all of those 127,882 Shares in the Offer pursuant to the Stockholder Tender Agreement, as described above in the section of this Schedule 14D-9 titled “The Stockholder Tender Agreement.”

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9, titled “Additional Information,” is hereby amended or supplemented as follows:

Antitrust

5.   The second paragraph under the caption “Antitrust”, which is found on page 26 of the Schedule 14D-9, is hereby amended and restated in its entirety as follows:

“On September 5, 2006, Habasit filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger.  On September 5, 2006, Summa also filed a Notification and Report Form under the HSR Act.  The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on September 20, 2006, the 15th day after Summa’s form was filed.  Neither the DOJ nor the FTC extended the waiting period by requesting additional information or documentary material from Habasit or Summa.  Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.  Because the 15-day waiting period imposed by the HSR Act with respect to the Offer expired, this condition to Purchaser’s obligation to accept for payment Shares tendered pursuant to the Offer has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Date:      September 26, 2006

SUMMA INDUSTRIES

By	/s/ James R. Swartwout
James R. Swartwout
Chairman, President,
Chief Executive Officer
and Chief Financial Officer

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